SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2006

TELE NORTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELE NORTE CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

SCN QUADRA 04, Ed. Centro Empresarial Varig, sala 702-A
70714-000 Brasilia — DF,
Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

TELE NORTE CELULAR PARTICIPAÇÕES S.A.
Corporate Taxpayer’s ID (CNPJ): 02.558.154/0001 -29
Companies Registrar (NIRE): 53300005761
PUBLICLY-HELD COMPANY

MINUTES OF THE BOARD OF DIRECTORS’ MEETING,
held on March 20, 2006

Date, time and venue:
On March 20 (twenty), 2006, at 9:00 pm, at the headquarters of Tele Norte Celular Participações S.A. (“Tele Norte” or “Company”), in the city of Brasília, Federal District, at SCN, Qd. 4, Bloco B, Torre Oeste, Sala 702A.

Call Notice:
The call notice was exempted, in view of the attendance of the unanimity of the members of the Board of Directors.

Attendance:
Messrs. Sergio Spinelli Silva Junior, Alberto Ribeiro Guth, Kevin Michael Altit, Elemér André Surányi, José Luiz Rodrigues, Eduardo Pinheiro Duarte, Jorge da Cunha Fernandes, Pedro Paulo Elejade de Campos attended the meeting, participating by telephone Messrs. Jacques de Oliveira Pena, Wilson Santarosa and Paulo Conte de Vasconcellos.

Presiding Board:
The Chairman of the Board of Directors of the Company, Mr. Sergio Spinelli Silva Junior, took over the chair, inviting Mr. Sergio Ros Brasil to be the secretary of the meeting, as provided for in the Company’s Bylaws.

Agenda:
(i) To resolve on the dismissal of the current Executive Officers of the Company and election of the new Board of Executive Officers; and (ii) To instruct the board of executive officers of the Company to formalize a call request of the Extraordinary General Meeting of its subsidiary Amazônia Celular S.A. to resolve on the following agenda: (a) dismissal of members of the Board of Directors and election of new members; and (b) election of the Chairman and Vice Chairman of the Board of Directors.

Resolutions:
After the reading of the agenda was exempted, it was resolved, by unanimous vote of the attending board members, that the minutes referring to this Meeting of the Board of Directors were drawn up in the summary format, granting the right to present manifestations and dissidences, under the terms of the law.

Before starting the resolution of the items of the agenda, the Chairman recorded the reception of a copy of the Minutes of the Extraordinary General Meeting of Telpart Participações S.A., held on March 17, 2006, instructing the vote of the members of the Company’s Board of Directors indicated by it in this present meeting, as provided for in the Article 22, paragraph 1, I, “b” and “c” of its Bylaws (Doc. 1).

Subsequently, the Chairman proceed to the vote of the item (i) of the agenda, and the dismissal of all the current Executive Officers of the Company, Messrs. Antonio José Ribeiro dos Santos e Aloysio José Mendes Galvão, was approved by unanimous vote, and the election, in complementation to the term of office, of Messrs. Oscar Thompson, a Brazilian citizen, married, engineer, identity card #14763797, issued by SSP/SP, Individual Taxpayer’s Register (CPF/MF) #129.628.248 -11, domiciled in the City and State of São Paulo, with address at Rua Luis Martins, 05, apt. 81, Alto da Lapa, to hold the positions of Chief Executive Officer and Investor Relations Officer, accumulating the functions of Chief Financial Officer; and Marcus Roger Meirelles Martins da Costa, a Brazilian citizen, married, economist, enrolled in the Regional Council of Economy (CRE-RJ) #18409 and Individual Taxpayer’s Register (CPF/MF) # 300.474.046 -04, domiciled in the City and State of Rio de Janeiro, with address at Av. Lineu de Paula Machado, 1000, apt. 607, Bloco B, Jardim Botânico, to hold the position of Human Resources Officer.

The Chairman recorded that the Executive Officers elected herein presented their resumes (Doc. 2) and also informed the other Board members that the referred Executive Officers declared to be able to render declarations provided for in the CVM Instruction #367, as of May 29, 2002, and in the Articles 147 and 157 of the Corporation Law, therefore, being able to be invested in office.

Concerning the item (ii) of the agenda, it was approved by unanimous vote the instruction of the board of executive officers so that the necessary measures are taken for the formalization of the call request of the Extraordinary General Meeting and its subsidiary Amazônia Celular S.A. to resolve on the following agenda: (a) dismissal of the members of the Board of Directors and election of new members; and (b) election of the Chairman and Vice Chairman of the Board of Directors.

Closure:

Nothing more to be deal with, the minutes referring to this Meeting of the Board of Directors were drawn up, which were approved and signed by the unanimity of the attending members.

Brasília, March 20, 2006.

Sergio Spinelli Silva Junior	Sergio Ros Brasil
Chairman	Secretary

Attending Members of the Board of Directors:

Sergio Spinelli Silva Junior	Alberto Ribeiro Guth

Kevin Michael Altit	Elemér André Surányi

José Luiz Rodrigues	Eduardo Pinheiro Duarte

Pedro Paulo Elejade de Campos	Jacques de Oliveira Pena

Paulo Conte de Vasconcelos	Wilson Santarosa

Jorge da Cunha Fernandes

This page is an integral part of the Board of Directors’ Meeting of Tele Norte Celular Participações S.A.
held on March 20, 2006.

SP - 104259-00001 - 186325v1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 24, 2006

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Oscar Thompson

Name:	Oscar Thompson
Title:	CEO and Head of Investor Relations